May 24, 2016

VIA EDGAR SUBMISSION

Donald Field
Theresa Messinese, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Re:	Hertz Rental Car Holding Company, Inc. Form 10-12B (File No. 001-37665)

Dear Mr. Field:

Attached hereto as Annex A are pro forma financial statements of Hertz Rental Car Holding Company, Inc. (“New Hertz”) reflecting the separation of Hertz Global Holdings, Inc.’s global equipment rental business, which following the separation will continue to be operated by Herc Holdings, Inc. through its operating subsidiaries, including Herc Rentals, Inc., from its global car rental business, which following the separation will continue to be operated by New Hertz through its operating subsidiaries, including The Hertz Corporation.
We thank the Staff for its courtesies. If you have any questions regarding this letter, please do not hesitate to call me at (239) 301-7000.
Sincerely,

/s/ Thomas C. Kennedy
Thomas C. Kennedy
Senior Executive Vice President and Chief Financial Officer
Hertz Rental Car Holding Company, Inc.

cc:    Lyn Shenk, Accounting Branch Chief
Susan Block, Attorney-Advisor, Office of Transportation and Leisure
Securities and Exchange Commission

Annex A

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Hertz Global Holdings, Inc. (“Hertz Holdings”) is in the process of separating its existing car rental and equipment rental businesses into two independent, publicly traded companies:

•	Hertz Rental Car Holding Company, Inc. or “New Hertz,” consisting of Hertz Holdings’ global car rental business; and

•	Herc Holdings Inc., or “HERC Holdings,” consisting of Hertz Holdings’ global equipment rental business.

For accounting purposes, due to the relative significance of New Hertz to Hertz Holdings, New Hertz will be considered the spinnor or divesting entity and HERC Holdings will be considered the spinnee or divested entity. As a result, HERC Holdings will be accounted for as a discontinued operation of New Hertz. The following unaudited pro forma condensed consolidated financial statements (the "Pro Forma Financial Statements") are presented to show the effects of the spin-off and financing arrangements on New Hertz’s consolidated financial statements.

The following unaudited pro forma condensed consolidated balance sheet of New Hertz as of March 31, 2016 is presented as if the spin-off and financing arrangements, as described in the notes to these Pro Forma Financial Statements, had occurred at March 31, 2016. The unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2016 and the years ended December 31, 2015, 2014 and 2013 are presented as if the spin-off had occurred on January 1, 2013 (the first day of fiscal year 2013) and the financing arrangements had occurred on January 1, 2015. The historical consolidated financial information has been adjusted in the following Pro Forma Financial Statements to give effect to pro forma events that are (i) directly attributable to the spin-off, (ii) factually supportable and (iii) with respect to the statements of operations, expected to have a continuing impact on the consolidated results.

The Pro Forma Financial Statements and the accompanying notes should be read together with the following:

•
The Hertz Global Holdings, Inc. consolidated financial statements and the notes thereto as of and for the year ended December 31, 2015, and Management’s Discussion and Analysis included in the Hertz Global Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2015.

•
The Hertz Global Holdings, Inc. condensed consolidated financial statements and the notes thereto as of and for the three months ended March 31, 2016, and Management’s Discussion and Analysis included in the Hertz Global Holdings, Inc. Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016.

The Pro Forma Financial Statements do not purport to represent what New Hertz’s financial position and results of operations would have been had the spin-off and financing arrangements occurred on the dates indicated or to project financial performance for any future period or as of a future date. In addition, the spin-off and financing arrangements are based on currently available information and certain assumptions that New Hertz believes are reasonable, and are provided for illustrative and informational purposes only.

The Pro Forma Financial Statements do not reflect non-recurring income statement items arising directly as a result of the spin-off. The effects of the foregoing items could, individually or in the aggregate, materially impact the Pro Forma Financial Statements.

HERTZ GLOBAL HOLDINGS, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2016
(In millions, except par value)

	HGH	HERC & Hertz Holdings	Adjustments		Financing Adjustments		New Hertz
		(Note 3)			(Note 4)
		(a)
ASSETS
Cash and cash equivalents	$857	$(12)	$1,850	(b)	$(2,056)	(a)	$639
Restricted cash and cash equivalents	353	(12)	—		—		341
Receivables, net	1,518	(267)	—		—		1,251
Inventories, net	53	(20)	—		—		33
Prepaid expenses and other assets	651	(36)	94	(n)	—		709
Revenue earning equipment:
Cars	14,484	—	—		—		14,484
Less accumulated depreciation - vehicles	(2,620)	—	—		—		(2,620)
Equipment	3,543	(3,543)	—		—		—
Less accumulated depreciation - equipment	(1,182)	1,182	—		—		—
Revenue earning equipment, net	14,225	(2,361)	—		—		11,864
Property and other equipment:
Land, buildings and leasehold improvements	1,335	(177)	—		—		1,158
Service equipment and other	1,089	(272)	—		—		817
Less accumulated depreciation	(1,210)	205	—		—		(1,005)
Property and other equipment, net	1,214	(244)	—		—		970
Other intangible assets, net	3,804	(301)	—		—		3,503
Goodwill	1,353	(93)	—		—		1,260
Total assets	$24,028	$(3,346)	$1,944		$(2,056)		$20,570
LIABILITIES AND EQUITY
Accounts payable	$1,382	$(149)	$—		$—		$1,233
Accrued liabilities	1,090	(45)	(29)	(c)(d)	—		1,016
Accrued taxes, net	166	(203)	37	(n)	—		—
Debt	16,072	(61)	—		(2,056)	(a)	13,955
Public liability and property damage	413	(9)	—		—		404
Deferred taxes on income, net	2,867	(663)	(50)	(n)	—		2,154
Total liabilities	21,990	(1,130)	(42)		(2,056)		18,762
Commitments and contingencies
Equity:
Common Stock, $0.01 par value, 2,000 shares authorized, 465 shares issued and 424 shares outstanding (1)	4	(4)	1	(e)	—		1
Additional paid-in capital	3,359	(1,329)	1,960	(f)	—		3,990
Accumulated deficit	(442)	(1,765)	—		—		(2,207)
Accumulated other comprehensive income (loss)	(191)	190	25	(c)	—		24
	2,730	(2,908)	1,986		—		1,808
Treasury Stock	(692)	692	—		—		—
Total equity	2,038	(2,216)	1,986		—		1,808
Total liabilities and equity	$24,028	$(3,346)	$1,944		$(2,056)		$20,570

(1)	The number of shares of common stock authorized, issued and outstanding does not reflect the impact of the reverse stock split as we have not finalized our post spin-off capitalization.

HERTZ GLOBAL HOLDINGS
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2016
(In millions, except per share data)

	HGH	HERC & Hertz Holdings	Adjustments		Financing Adjustments		New Hertz
		(Note 3)			(Note 4)
		(a)
Revenues:
Worldwide car rental	1,839	—	—		—		1,839
Worldwide equipment rental	328	(328)	—		—		—
All other operations	144	—	—		—		144
Total revenues	2,311	(328)	—		—		1,983
Expenses:
Direct operating	1,341	(184)	1	(h)(i)(l)	—		1,158
Depreciation of revenue earning equipment and lease charges, net	706	(90)	—		—		616
Selling, general and administrative	267	(42)	—	(h)(i)(j)(k) (m)	—		225
Interest expense, net	157	(14)	8	(g)	(18)	(b)	133
Other (income) expense, net	(91)	1	—		—		(90)
Total expenses	2,380	(329)	9		(18)		2,042
Income (loss) before income taxes	(69)	1	(9)		18		(59)
(Provision) benefit for taxes on income (loss)	18	5	1	(n)	(7)	(c)	17
Net income (loss)	(51)	6	(8)		11		(42)

Pro Forma Earnings Per Share
Basic							(0.49)	(o)
Diluted							(0.49)	(p)

Pro Forma Weighted Average Shares Outstanding:
Basic							85	(o)
Diluted							85	(p)

HERTZ GLOBAL HOLDINGS
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015
(In millions, except per share data)

	HGH	HERC & Hertz Holdings	Adjustments		Financing Adjustments		New Hertz
		(Note 3)			(Note 4)
		(a)
Revenues:
Worldwide car rental	$8,434	$—	$—		$—		$8,434
Worldwide equipment rental	1,518	(1,518)	—		—		—
All other operations	583	—	—		—		583
Total revenues	10,535	(1,518)	—		—		9,017
Expenses:
Direct operating	5,896	(850)	9	(h)(i)(l)	—		5,055
Depreciation of revenue earning equipment and lease charges, net	2,762	(329)	—		—		2,433
Selling, general and administrative	1,045	(177)	5	(h)(i)(j)(k) (m)	—		873
Interest expense, net	622	(60)	37	(g)	(77)	(b)	522
Other (income) expense, net	(131)	56	—		—		(75)
Total expenses	10,194	(1,360)	51		(77)		8,808
Income (loss) before income taxes	341	(158)	(51)		77		209
(Provision) benefit for taxes on income (loss)	(68)	50	1	(n)	(30)	(c)	(47)
Net income (loss)	$273	$(108)	$(50)		$47		$162

Pro Forma Earnings Per Share
Basic							$1.80	(o)
Diluted							$1.76	(p)

Pro Forma Weighted Average Shares Outstanding:
Basic							90	(o)
Diluted							92	(p)

HERTZ GLOBAL HOLDINGS
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
(In millions, except per share data)

	HGH	HERC & Hertz Holdings	Adjustments		New Hertz
		(Note 3)
		(a)
Revenues:
Worldwide car rental	$8,907	$—	$—		$8,907
Worldwide equipment rental	1,571	(1,571)	—		—
All other operations	568	—	—		568
Total revenues	11,046	(1,571)	—		9,475
Expenses:
Direct operating	6,314	(862)	6	(h)(i)(l)	5,458
Depreciation of revenue earning equipment and lease charges, net	3,034	(329)	—		2,705
Selling, general and administrative	1,088	(160)	8	(h)(i)(j)(k) (m)	936
Interest expense, net	648	(60)	29	(g)	617
Other (income) expense, net	(15)	5	—		(10)
Total expenses	11,069	(1,406)	43		9,706
Income (loss) before income taxes	(23)	(165)	(43)		(231)
(Provision) benefit for taxes on income (loss)	(59)	57	19	(n)	17
Net income (loss)	$(82)	$(108)	$(24)		$(214)

Pro Forma Earnings Per Share
Basic					$(2.35)	(o)
Diluted					$(2.35)	(p)

Pro Forma Weighted Average Shares Outstanding:
Basic					91	(o)
Diluted					91	(p)

HERTZ GLOBAL HOLDINGS
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013
(In millions, except per share data)

	HGH	HERC & Hertz Holdings	Adjustments		New Hertz
		(Note 3)
		(a)
Revenues:
Worldwide car rental	$8,709	$—	$—		$8,709
Worldwide equipment rental	1,539	(1,539)	—		—
All other operations	527	—	—		527
Total revenues	10,775	(1,539)	—		9,236
Expenses:
Direct operating	5,777	(826)	14	(h)(i)(l)	4,965
Depreciation of revenue earning equipment and lease charges, net	2,533	(299)	—		2,234
Selling, general and administrative	1,053	(130)	8	(h)(i)(j)(k) (m)	931
Interest expense, net	707	(90)	27	(g)	644
Other (income) expense, net	102	(34)	—		68
Total expenses	10,172	(1,379)	49		8,842
Income (loss) before income taxes	603	(160)	(49)		394
(Provision) benefit for taxes on income (loss)	(301)	50	28	(n)	(223)
Net income (loss)	$302	$(110)	$(21)		$171

Pro Forma Earnings Per Share
Basic					$2.04	(o)
Diluted					$1.99	(p)

Pro Forma Weighted Average Shares Outstanding:
Basic					84	(o)
Diluted					86	(p)

HERTZ GLOBAL HOLDINGS, INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statement

1. Description of Pro Forma Transactions

The Spin-Off of HERC Holdings

Hertz Global Holdings, Inc. (“Hertz Holdings”) is in the process of separating its existing car rental and equipment rental businesses into two independent, publicly traded companies:

•	Hertz Rental Car Holding Company, Inc. or “New Hertz,” consisting of Hertz Holdings’ global car rental business; and

•	Herc Holdings Inc., or “HERC Holdings,” consisting of Hertz Holdings’ global equipment rental business.

Senior Secured Revolving Credit Facility Commitment

In connection with the proposed spin-off of HERC Holdings, New Hertz has executed a commitment for a Senior Secured Revolving Credit Facility of up to $1.8 billion (the “Facility) in May 2016. The terms and conditions contained in the Facility agreement requires that all principal accrued and unpaid interest, and other amounts then due and owing under the predecessor Asset-Back Lending Base (“ABL”) Credit Agreement and the predecessor Senior Term Facility to be paid in full and terminated prior to the initial use of the Facility. The proceeds from the Facility will be used to finance New Hertz operations after the spin-off of HERC Holdings.

2. Basis of Presentation

The Pro Forma Financial Statements were prepared in accordance with the FASB Accounting Standards Codification Topic 205 (“ASC 205”), Presentation of Financial Statements. For accounting purposes, due to the relative significance of New Hertz to Hertz Holdings, New Hertz will be considered the spinnor or divesting entity and HERC Holdings will be considered the spinnee or divested entity. As a result, Hertz Equipment Rental Corporation (“HERC”) and Hertz Holdings (parent company only) will be accounted for as a discontinued operation of New Hertz.

3. Pro Forma Adjustments (in millions)

(a)
Represents deconsolidation adjustments to eliminate (i) the historical assets and liabilities and results of operations of HERC and Hertz Holdings (parent company only) including the related tax impact (ii) consolidation entries and previously eliminated transactions between HERC and Hertz Holdings (parent company only) and New Hertz, as a result of the spin-off.

(b)
Reflects a $1,850 cash transfer, intercompany repayment, and distribution to New Hertz prior to the spin-off based on the assumed net proceeds of the new debt incurred by HERC. The amount of cash proceeds received from debt incurred by HERC prior to the spin-off, and thus the amount of cash distributed to New Hertz, will depend on market conditions at the time HERC incurs the debt, which is not certain at this time.

HERTZ GLOBAL HOLDINGS, INC.

(c)	Represents certain employee benefit plan and other obligations, net of any related assets, which will be assumed by HERC as part of the spin-off.

Employee Benefit Plan and Other Obligations	March 31, 2016
Accrued Liabilities	$(19)
Accumulated Other Comprehensive Income	25

(d)	Represents the transfer of workers' compensation liability of ($10) at March 31, 2016 directly attributable to HERC.

(e)
Reflects the pro forma recapitalization of our equity. Total estimated pro-forma shares of New Hertz common stock outstanding at March 31, 2016 is 84.8, which is based on the number of shares of Hertz Holdings’ common stock outstanding as of March 31, 2016, as adjusted to reflect the expected distribution ratio of one ordinary share of New Hertz for every five ordinary shares of Hertz Holdings.

(f)	Represents an adjustment to (increase) decrease additional paid in capital as follows:

March 31, 2016
To adjust for certain employee benefit plans and other obligations, net of tax	$(6)
To adjust for workers compensation liability and public liability and property damage liability, net of tax	6
Transfer of net deferred tax liability related to HERC	111
Expected cash transfer and distribution to New Hertz prior to the spin-off from HERC	$1,849
Total	$1,960

(g)	Represents general interest expense that was allocated to HERC, but not specifically identifiable to HERC.

(h)
Represents a net decrease in the allocation of return on plan assets and periodic pension costs to HERC. Prior to the spin-off, eligible HERC employees participated in the pension, postretirement and postemployment benefit plans offered by New Hertz.

	Three months ended March 31,	Years Ended December 31,
	2016	2015	2014	2013
Net Periodic Pension Costs
Direct Operating Expenses	$—	$2	$4	$4
Selling, General and Administrative Expenses	—	—	2	2
Total	$—	$2	$6	$6

HERTZ GLOBAL HOLDINGS, INC.

(i)
Represents certain general corporate overhead expenses that were allocated to HERC, but not specifically identifiable to HERC. Such expenses do not meet the criteria under ASC 205 to be presented in discontinued operations and, thus, are presented as part of New Hertz’s continuing operations.

	Three months ended March 31,	Years Ended December 31,
	2016	2015	2014	2013
General Corporate Overhead Expenses
Direct Operating Expenses	$1	$7	$7	$7
Selling, General and Administrative Expenses	4	15	18	17
Total	$5	$22	$25	$24

(j)
Represents adjustments to remove advisory, legal, and regulatory costs of ($3), ($9), ($10), and ($7) for the three months ended March 31, 2016 and the years ended December 31, 2015, 2014, and 2013, respectively, that are directly attributable to the spin-off.

(k)
Represents adjustments to remove certain stock based compensation expense directly attributable to HERC totaling ($1), ($1), ($1), and ($2) for the three months ended March 31, 2016 and the years ended December 31, 2015, 2014, and 2013, respectively.

(l)
Represents an adjustment to (increase) decrease direct operating expenses for public liability and property damage and workers compensation related costs directly attributable to HERC of $0, $0, ($5), and $3 for the three months ended March 31, 2016 and the years ended December 31, 2015, 2014, and 2013, respectively.

(m)
Represents an allocation of restructuring costs directly attributable to HERC of $0, $0, ($1), and ($2) for the three months ended March 31, 2016 and the years ended December 31, 2015, 2014, and 2013, respectively.

(n)
Represents adjustments for the applicable income tax effects of the pro forma adjustments as well as adjustments required in accordance with the intra-period allocations rules of Financial Accounting Standards Board Codification Topic 740-20, Income Taxes. New Hertz has assumed an approximate tax rate of 39% when estimating the tax impacts of contemplated transactions, representing the statutory tax rates for New Hertz. The effective tax rate after the spin-off could materially change as we finalize our discontinued operations accounting.

(o)
Pro forma basic earnings per share and pro forma weighted-average basic shares outstanding are based on the number of Hertz Holdings weighted-average basic shares outstanding for the three months ended March 31, 2016 and for the years ended December 31, 2015, 2014 and 2013, as adjusted for an expected distribution ratio of one ordinary share of New Hertz for every five ordinary shares of Hertz Holdings.

(p)
Pro forma diluted earnings per share and pro forma weighted-average diluted shares outstanding, after giving effect to the distribution described in (o), reflect potential dilution from the issuance of Hertz Holdings’ equity plans awarded to New Hertz employees.

4. Financing Pro Forma Adjustments (in millions)

(a)
Reflects the use of the $1,850 cash transfer and distribution received from HERC and $206 of existing cash to repay the outstanding balance of our Senior Term Facility as of March 31, 2016. There were no borrowings outstanding under the ABL as of March 31, 2016.

HERTZ GLOBAL HOLDINGS, INC.

(b)
Represents adjustments to reduce interest expense by approximately ($18) and ($77) for the three months ended March 31, 2016, and the year ended December 31, 2015, respectively, due to the repayment of the Senior Term Facility as indicated in (a).

(c)
Represents adjustments for the applicable income tax effects of the pro forma adjustments as well as adjustments required in accordance with the intra-period allocations rules of Financial Accounting Standards Board Codification Topic 740-20, Income Taxes. New Hertz has assumed an approximate tax rate of 39% when estimating the tax impacts of contemplated transactions, representing the statutory tax rates for New Hertz.